EXHIBIT 99.1

EDAP Reports Revenue Increase of 61% Year-Over-Year for Second Quarter 2012

LYON, France, July 25, 2012 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today preliminary unaudited top-line financial results for the second quarter ended March 31, 2012. Preliminary total revenue for the second quarter 2012 is expected to be approximately EUR 6.1 million (USD 7.8 million), a 61% increase compared to second quarter 2011 revenue of EUR 3.8 million (USD 5.5 million) and a 27% increase compared to first quarter 2012 revenue of EUR 4.8 million (USD 6.8 million). Second quarter 2012 results reflected the sales of fourteen lithotripsy devices.

Marc Oczachowski, EDAP's Chief Executive Officer, said, "Our results this quarter are mainly due to our strong lithotripsy sales. We are pleased to see this continued momentum in lithotripsy, and we are continuing to focus on accelerating our sales and marketing initiatives in key markets."

Mr. Oczachowski concluded, "We are enthusiastic about our results for the first half of the year, and we look forward to continued growth in the second half of the year."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm®, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer.  HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment.  Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA, the ENLIGHT U.S. clinical study.  The Company also is developing this technology for the potential treatment of certain other types of tumors.  EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL).  For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

About ISTU

The International Society for Therapeutic Ultrasound (ISTU) is a non-profit organization founded in 2001 to increase and diffuse knowledge of therapeutic ultrasound to the scientific and medical community, and to facilitate the translation of therapeutic ultrasound techniques into the clinical arena for the benefit of patients worldwide.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties.  These include statements regarding the Company's growth and expansion plans, the conclusiveness of the results of and success of its Ablatherm-HIFU clinical trials and expectations regarding the IDE submission to and approval by the FDA of the Ablatherm-HIFU device.  Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.  Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com